Exhibit 12.01
eBay Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Three Months Ended March 31,
	2014		2015
Income Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	881		740
Add: Fixed Charges (1)	40		48
Earnings (2)	921		788
Fixed Charges (1)	40		48
Ratio of Earnings to Fixed Charges	22.8	x	16.4	x

(1)
Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

(2)	Earnings consist of income before income taxes, noncontrolling interest and equity in gains or losses of equity method investees plus Fixed Charges.